

SECU. **12011551** SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

SEC FILE NUMBER
8- *12500*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____*01/01/11*____ AND ENDING____*12/31/11*____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *NATIONWIDE SECURITIES, LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 RINGS ROAD   *MAIL DROP RR1-01-01*
(No. and Street)

DUBLIN   *OHIO*   *43017*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERRY GREENE   *(614) 677-5513*
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP   *SUITE 500*
(Name – if individual, state last, first, middle name)

191 WEST NATIONWIDE BOULEVARD   *COLUMBUS*   *OHIO*   *43215*
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _JERRY GREENE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NATIONWIDE SECURITIES, LLC , as

of _DECEMBER 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VICE PRESIDENT
Title

Michal Ashw
Notary Public   My commission expires: 11/26/12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Managers
Nationwide Securities, LLC:

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC (the Company), a wholly owned subsidiary of NFS Distributors, Inc., as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the account principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.



Columbus, Ohio
February 22, 2012

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	7,517,983
Receivables:		
Investment companies		760,100
Brokers and dealers		50,632
Other receivables		46,304
		857,036
Prepaid expenses and other		42,093
Clearing organization deposit		70,195
Total assets	$	8,487,307

Liabilities and Member's Equity

Liabilities:		
Payable to affiliates	$	2,304,898
Sales commissions and related bonuses payable		780,294
Accounts payable and accrued expenses		31,515
Total liabilities		3,116,707
Contingencies (note 11)		
Member's equity		5,370,600
Total liabilities and member's equity	$	8,487,307

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

Year ended December 31, 2011

Revenues:		
Revenue from sales of variable products of affiliates (note 7)	$	21,948,010
Revenue from sales of commissionable securities		8,071,229
Investment advisory revenue		721,136
Revenue from sales of non-commissionable securities		3,230,098
Interest		1,966
		33,972,439
Expenses:		
Registered representatives' compensation from sales of variable products of affiliates and related service fees (note 7)		21,582,082
Registered representatives' compensation from sales of commissionable securities and other advisory services		6,646,983
Compensation and benefits (notes 7 and 8)		9,364,365
Other operating expenses (notes 7 and 8)		3,353,072
		40,946,502
Net loss	$	(6,974,063)

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2011

	Member's equity
Balance at December 31, 2010	$ 2,344,663
Capital contributions	10,000,000
Net loss	(6,974,063)
Balance at December 31, 2011	$ 5,370,600

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:

Net loss	$ (6,974,063)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease (increase) in:	
Receivables from investment companies, brokers and dealers, and other	111,406
Prepaid expenses and other	(9,777)
(Decrease) increase in:	
Payable to affiliates	421,692
Sales commissions and related bonuses payable	31,763
Accounts payable and accrued expenses	(15,380)
Net cash used in operating activities	(6,434,359)
Cash flows from financing activities:	
Capital contributions	10,000,000
Net cash provided by financing activities	10,000,000
Cash and cash equivalents, beginning of year	3,952,342
Cash, end of year	$ 7,517,983

See accompanying notes to financial statements.

(1) Organization

(a) Description of Business

Nationwide Securities, LLC (NS LLC) (the Company) is a wholly-owned subsidiary of NFS Distributors, Inc. NFS Distributors, Inc. is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS), a subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii).

The Company is currently registered in all 50 states, as well as the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, and general securities. The Company is a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries, Nationwide Life Insurance Company (NLIC) and Nationwide Life and Annuity Insurance Company (NLAIC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The carrying amounts of financial assets and liabilities approximate fair value.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity at date of purchase of three months or less to be cash equivalents.

(c) Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances.

(Continued)

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Notes to Financial Statements

December 31, 2011

(d) *Revenue and Registered Representatives' Compensation Expense Recognition*

Revenue from securities transactions and from the sale of investment company shares, which is reported as Revenue from sales of commissionable securities on the Statement of Operations, is recorded on a trade date basis. The registered representative commission expense paid on this revenue is included in Registered representatives' compensation from sales of commissionable securities and other advisory services on the Statement of Operations.

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed upon commission rates, is recognized when earned and recorded as Revenue from sales of variable products of affiliates. Commission expense and related service fees are expensed when incurred and reported as Registered representatives' compensation from sales of variable products of affiliates and related service fees on the Statement of Operations.

The Company earns revenue from fee-based asset management programs in which third party money managers direct the investments and provide financial planning services for the Company's clients. Fees are based on individual asset manager fee schedules and are received quarterly from these third party managers, but are recognized as earned on a pro rata basis over the term of the management contract. This revenue is reported as Investment advisory revenue. The commission expense incurred on this revenue is reported as Registered representatives' compensation from sales of commissionable securities and other advisory services on the Statement of Operations.

The Company also receives revenue from securities and investment company transactions that are not associated with a registered representative and for which no commission expense is incurred. This revenue is recognized as earned on a trade date basis and is reported on the Statement of Operations as Revenue from sales of non-commissionable securities.

(e) *Investment Income*

Interest income is accrued as earned.

(f) *Comprehensive Income*

The Company currently has no differences between comprehensive income as defined by FASB ASC 220-10, *Comprehensive Income*, and its net income as presented in the Statement of Operations and Statement of Changes in Member's Equity.

(g) *Concentrations of Credit Risk*

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

(Continued)

(h) Income Taxes

The Company is a single member limited liability company, and, as such, is treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements.

(3) Recently Issued Accounting Standards

In January 2010, the Company adopted ASU 2010-06, except for the new disclosure providing disaggregated information related to the activity in Level 3 fair value measurements, which the Company adopted effective January 1, 2011. The adoption had no impact on the financial statements of the Company at December 31, 2011.

(4) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements categorized as Level 1 of the fair value hierarchy, and did not have any transfers between levels during 2011. During 2011, the Company disposed of the Level 1 cash equivalent held at December 31, 2010.

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed as of December 31, 2011.

(Continued)

(5)   Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $250,000 at December 31, 2011.

At December 31, 2011, aggregate indebtedness was .62 times net capital, and net capital amounted to $4,990,336. The amount of net capital in excess of the statutory requirement was $4,740,336 at December 31, 2011.

(6)   Cash Segregated Under Federal and Other Regulations

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii).

To qualify for this exemption under Rule 15c3-3(k)(2)(ii), the Company must clear its non-direct customer transactions through another broker-dealer (clearing broker-dealer) on a fully-disclosed basis. The firm is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

(7)   Related Party Transactions

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed. The payable to affiliates balance includes $1,116,994 which represents the current month's expenses charged to the Company under its cost sharing agreement. Primarily all of the Compensation and benefits and other Operating expenses recorded in the Statement of Operations were incurred under the aforementioned agreement. The Company received $10,000,000 in capital contributions from NFS Distributors, Inc. during the year, which was utilized to support the Company's requirements under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Notes to Financial Statements

December 31, 2011

During 2011, the Company reported revenue and related commission expense and service fees for sales of the following NLIC and NLAIC products:

	Revenues	Commissions
NLIC and NLAIC variable annuities	$ 17,291,965	16,926,037
NLIC and NLAIC variable life	4,604,045	4,604,045
NLICA and NLACA variable life	52,000	52,000
	$ 21,948,010	21,582,082

(8) Employee Benefit Plan

Employees of the Company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Expenses are allocated to the companies who employ participants based on headcount. Incurred expenses related to the various plans for the year ended December 31, 2011 were $64,952.

(9) Income Taxes

The Company is a single member limited liability company, and, as such, is considered or treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements. However, the federal income tax benefit for the year ended December 31, 2011, would have been $2,420,914 if the Company had not been a single member limited liability company, treated as a disregarded entity for federal income tax purposes.

(10) Agreement With Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer (the clearing broker) to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2011.

(11) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. It is not possible to determine the ultimate outcome of the legal proceedings. Some legal matters are in very preliminary states and the Company does not have sufficient information to make an assessment of plaintiffs' claim for liability or damages. The Company accrues amounts related to legal matters, if the liability is probable and can be reasonably estimated, and reviews these amounts at least quarterly. The Company does not believe, based on information currently known by the Company's management, that the outcomes of such legal proceedings are likely to have a material adverse effect on the Company's financial

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Notes to Financial Statements

December 31, 2011

position. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year.

(12) Subsequent Events

The Company evaluated subsequent events through February 22, 2012, the date at which the financial statements were available to be issued, and determined there are no items to disclose.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)
Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2011

Computation of Net Capital

1.	Total equity from balance sheet	$ 5,370,600	
2.	Deduct member's equity not allowable for net capital	—	
3.	Total member's equity qualified for net capital	5,370,600	
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	—	
	B. Other (deductions) or allowable credits	—	
5.	Total capital and allowable subordinated liabilities	5,370,600	
6.	Deductions and/or charges:		
	A. Total nonallowable assets from schedule of nonallowable assets	(259,958)	
	B. Other (deductions) and/or charges	(120,253)	
7.	Other additions and/or credits	—	
8.	Net capital before haircuts on securities positions	4,990,389	
9.	Haircuts on securities	(53)	
10.	Net capital	$ 4,990,336	

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 207,781	
12.	Minimum net capital requirement of reporting broker	250,000	
13.	Net capital requirement (greater of line 11 or 12)	250,000	
14.	Excess net capital (line 10 less line 13)	4,740,336	
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 4,678,665	

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from balance sheet	$ 3,116,707	
17.	Add drafts for immediate credit	—	
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	—	
19.	Total aggregate indebtedness	$ 3,116,707	
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	62%	
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	

(Continued)

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2011

Schedule of Nonallowable Assets (Line 6A)

Receivables from investment companies, brokers and dealers, affiliates and others	$	217,865
Prepaid expenses and other		42,093
Total line 6A	$	259,958

There are no material differences between above computation and the computation of net capital under Rule 15c3-1 at December 31, 2011, as filed on unaudited Form X-17A-5, Part IIA on January 26, 2012.

See accompanying report of independent registered public accounting firm.